

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

Mail Stop 3561

February 27, 2009

Mr. Tommy E. Kee
Chief Financial Officer and Treasurer
10415 Riverside Drive #101
Palm Beach Gardens, Florida 33410-4237

> **Re: Attitude Drinks Incorporated**
> **Item 4.01 Form 8-K/A**
> **Filed February 26, 2009**
> **File No. 000-52904**

Dear Mr. Kee:

        We have completed our review of your Form 8-K/A and have no further comments at this time.

                                    Sincerely,

                                    Ryan C. Milne
                                    Accounting Branch Chief